UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On April 19, 2021, Naked Brand Group Limited (the “Company”) appointed Mark Ziirsen as the Company’s Chief Financial Officer. Mr. Ziirsen is replacing Cheryl Durose.

Mr. Ziirsen, 58, currently serves as a non-executive director and chair of the Audit and Risk Committee of Opyl Limited, an ASX-listed artificial intelligence technology business focused on life sciences, a role he has held since September, 2020. Previously, from May 2018 to November 2018, he served as a non-executive director and chair of Respiri Limited, an eHealth SaaS company, and, from October 2017 to May 20108, as a non-executive director and chair of the Audit and Risk Committee of Orcoda Limited, a SaaS based technology company. Mr. Ziirsen’s most recent executive roles include Chief Financial Officer and Company Secretary for Wiseway Group Limited (who he successfully led through an IPO and listing on ASX) from August 2018 to July 2019, and Chief Financial Officer of ASX listed global medtech company Anteris Technologies Limited from November 2016 to November 2017. Prior to working at Anteris, from August 2011 to October 2016, he was Director of Finance and IT for Asia Pacific at Cochlear. Mr. Ziirsen commenced his career with EY, working in business advisory, tax and management consulting. He has a strong track record of delivering growth and improvement across multiple industry sectors including medtech/health, technology and consumer, and geographies across the Americas, Europe and Oceania. Mark has also worked extensively in Asia for more than 25 years. Mr. Ziirsen received his Bachelor of Commerce from University of Queensland and his Masters of Busines Administration, majoring in international business, from University of New England. He holds the CPA designation from CPA Australia.

In connection with his appointment, Mr. Ziirsen entered into a Consulting Services Agreement with Naked Brand Group Limited. Under the agreement, Mr. Ziirsen will receive consulting fees at an annual rate of A$350,000. In addition, he is eligible to receive incentive payments at the sole discretion of the compensation committee, based on the achievement of key performance criteria for each year as agreed to between Mr. Ziirsen and the compensation committee. The agreement has a term of two years, which will be automatically extended for an additional two years unless either party provides notice six months prior to the end of the initial term. It may be earlier terminated, during the first six months, by either party upon giving three months’ notice and , thereafter, by either party upon giving six months’ notice. Either party may also terminate the contract with immediate effect in case of material breach or insolvency. The employment agreement contains provisions protecting the confidentiality of the Company’s information and assigning all intellectual property rights to the Company.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547 and 333-254245) and the prospectuses included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 20, 2021
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman and Chief Executive Officer